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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:        June 30, 1997
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                               0-41485
(Check One):                                                                                        -----------------------------
                                                                                                    -----------------------------
 |X | Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K | | Form 10-Q and Form 10-QSB                     CUSIP NUMBER
                                       |_| Form N-SAR                                                       004304 20 0

     For Period Ended:  July 31, 2000                                                           -----------------------------
                       ----------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:   Not Applicable
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                            Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
                                 ACCELR8 TECHNOLOGY CORPORATION
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Full Name of Registrant
                                 Not Applicable
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Former Name if Applicable
                                 303 East 17th Avenue, Suite 108
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Address of Principal Executive Office (Street and Number)
                                 Denver, CO 80203
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Registrant is unable to file its Annual Report on Form 10-KSB for the fiscal year ended July 31, 2000, within the prescribed period because the Registrant's attorneys have been unable to complete the work necessary to file the Form
10-KSB
                                                                                                  (Attach Extra Sheets if Needed)

                                                                                                                     SEC 1344 (6/94)
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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification

           Henry F. Schlueter, Esq                           (303)                                       292-3883
---------------------------------------                ---------------------                        -----------------
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       [X] Yes  [_] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant incurred a net loss for the fiscal year ended July 31, 2000 of $922,536 or $12 per share (basic and diluted) which included a tax benefit of $533,462 versus a net income of $70,432 or $.01 per share (basic and diluted) which included a tax benefit of $31,380 for the previous fiscal year ended July 31, 1999. Total revenues were $1,567,389 for the fiscal year ended July 31, 2000 versus $2,897,984 for the fiscal year ended July 31, 1999. Net loss per share for the fourth quarter ended July 31, 2000 was $135,763 or $.02 per share (basic and diluted) which included a tax benefit of $256,098 on total quarterly revenue of $342,192.

     Included in the net loss of $922,536 for the current year is a non-cash charge for amortization of capitalized software development costs amounting to $822,276 of which $622,737 pertains to tools originally developed for Year 2000 solutions. Cash at July 31, 2000 was $10,359,581, an increase of $102,406 from July 31, 1999.

====================================================================================================================================

                                                     ACCELR8 TECHNOLOGY CORPORATION
                                        ----------------------------------------------------
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     October 30, 2000                                                      By:   /s/  Thomas V. Geimer
       ---------------------------                                                  ----------------------------------------
                                                                                           Thomas V. Geimer, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------------------------------ATTENTION--------------------------------------------------------------
             Intentional  misstatements or omissions of fact constitute  Federal
             Criminal Violations (See 18 U.S.C. 1001).
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